Exhibit 99.1

TuanChe Announces Management Change

BEIJING, June 5, 2020 /PRNewswire/ -- TuanChe Limited (the "Company" or "TuanChe") (NASDAQ:TC), a leading omni-channel automotive marketplace in China, today announced that the Company's board of directors (the "Board") has appointed Mr. Chenxi Yu, the Company's current financial controller, to serve as the deputy chief financial officer (the "Deputy CFO") in charge of corporate finance and financial reporting of the Company, effective June 15, 2020.  Mr. Yu's appointment follows the resignation of Mr. Troy Mao, the Company's current chief financial officer, which will become effective on June 15, 2020. Mr. Mao and Mr. Yu will work together to ensure an orderly transition of duties.

Mr. Mao resigned from his current position at the Company for personal reasons, which did not result from any disagreement with the Company on any matters relating to the Company's business performance, financial reporting or controls, where the Company has built a strong finance function.

Mr. Yu has extensive experience in corporate accounting and financial reporting. Mr. Yu was initially with the Company from January 2018 to January 2019 as a senior financial manager, and rejoined the Company in August 2019 as a financial controller. Prior to joining the Company, Mr. Yu held a number of full function corporate finance positions with Nokia China (2017), JLC limited (2014 to 2017), Base FX (2012-2014), and Microsoft MSN China (2011 to 2012). Mr. Yu received a bachelor's degree in management from University of Warwick in England in 2008 and a master's degree in accounting and finance from University of Northampton in England in 2011.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented that, "On behalf of the Board and executive team, I would like to thank Troy for his contributions during his time at TuanChe and the key role he played during our initial public offering in 2018. We wish him the best in his future endeavors. Looking ahead, I am excited to have Mr. Yu as our Deputy CFO. Mr. Yu's in-depth knowledge and extensive experience in corporate finance makes him an excellent choice for this important role and we are confident that he will effectively help further strengthen our finance function."

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's management change, business development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan
Tel: +86-10-6398-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com

Ross Warner
Tel: +86 (10) 6508-0677
Email: tuanche@tpg-ir.com